FOR IMMEDIATE RELEASE               CONTACT:Cedric Burgher
January 30, 2002                            Vice President, Investor Relations
                                            713-676-4608

                                            Wendy Hall
                                            Director, Media Relations
                                            713-676-5227


       HALLIBURTON'S A-/A2 CREDIT RATINGS REAFFIRMED BY STANDARD & POOR'S

     Dallas, Texas - Halliburton Company (NYSE:HAL) reported today that Standard & Poor's reaffirmed the company's long-term credit ratings at A- and its commercial paper rating at A2.

     "Standard & Poor's decision to maintain our ratings at these high investment grade levels reflects our leading global market position and our healthy balance sheet," said Dave Lesar, chairman, president and CEO, Halliburton. "With considerable liquidity and strong cash flow, we have tremendous flexibility to execute our business plan and our strategy for sustained, long-term growth and profitability. I believe that the Standard & Poor's rating supports this assertion."

     At the end of 2001, the company had approximately $2.8 billion in working capital and $290 million in cash. The company's cash position today is about $600 million. Additionally, Halliburton has $700 million in undrawn, committed credit lines. Over the past year, Halliburton has reduced its total indebtedness from 40% of total capitalization, to approximately 24%.

     Halliburton, founded in 1919, is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

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